CROSSFIRST BANKSHARES, INC.
11440 Tomahawk Creek Parkway
Leawood, Kansas 66211
(913) 312-6822

Via EDGAR

August 12, 2019

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attn:  Pamela Long

Re:	CrossFirst Bankshares, Inc.
Registration Statement on Form S-1 (as amended)
File No. 333-232704

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, CrossFirst Bankshares, Inc., a Kansas corporation (the “Company”), hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-1 (File No. 333-232704) be accelerated by the Securities and Exchange Commission to 4:00 p.m., Eastern Time, on August 14, 2019, or as soon as practicable thereafter.  By separate letter, the underwriters of the sale of the securities being registered join in this request for acceleration.

The Company hereby authorizes B. Scott Gootee of Stinson LLP, the Company’s counsel, to orally modify or withdraw this request for acceleration. We request that we be notified of such effectiveness by a telephone call to Mr. Gootee at (816) 691-3263 and that such effectiveness also be confirmed in writing.

Respectfully,

CROSSFIRST BANKSHARES, INC.

By:	/s/ Aisha Reynolds
Aisha Reynolds
General Counsel and Corporate Secretary

cc:	C. Robert Monroe, Stinson LLP
James S. Swenson, Stinson LLP
B. Scott Gootee, Stinson LLP